

March 22, 2024

Jihan Wu
Chairman of the Board and Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509

Re: Bitdeer Technologies Group
 Registration Statment on Form F-3
 Filed March 18, 2024
 File No. 333-278029

Dear Jihan Wu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at 202-551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets